EXHIBIT 99.1

Re:     Update on Eurocom’s Creditors Arrangement

Ramat Gan, Israel – March 20, 2018 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM):

Further to the reports published by the Company regarding the request of the Company’s controlling shareholder, Eurocom Communications Ltd. (“Eurocom”) (as well as other private companies of the Eurocom Group), to approve a creditors arrangement in accordance with the provisions of Section 350 of the Israeli Companies Law (the “Arrangement”), as well as Eurocom’s report that the investor in the Arrangement proposal submitted to the court notice that the proposed Arrangement proposal expired and a request that the Court issue instructions, Eurocom reported to the Company today as follows:

1.	On March 20, 2018, a Court hearing was held regarding the Arrangement proposal.

2.	the Court suggested to the parties that they examine the feasibility of a different Arrangement structure with the investor.

3.	the parties to the Arrangement proposal accepted the Court’s suggestion and accordingly the hearing was postponed to April 11, 2018.

The Company will continue to report on any significant developments regarding the entire process, as required by law.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.